June 3, 2025

Ngai Chiu Wong
Chief Executive Officer
Gifts International Holdings Ltd
Unit A&B, 7/F., Fuk Chiu Factory Building
No.20 Bute Street
Mongkok, Kowloon
Hong Kong

       Re: Gifts International Holdings Ltd
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted May 16, 2025
           Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted May 19, 2025
           CIK No. 0002032274
Dear Ngai Chiu Wong:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted May 19,
2025
Cover Page

1. Please restore to the prospectus cover page disclosure of the estimated price or price range of the Class A ordinary shares. Refer to Item 501(b)(3) of Regulation S-K and the instructions thereto.
 June 3, 2025
Page 2
Prospectus Summary
Corporate History and Structure, page 2

2. Please revise your corporate structure diagram so that it depicts full equity and voting ownership of the issuer and identifies clearly the entity in which investors are purchasing an interest and the entity(ies) in which the company's operations are conducted.
Management
Compensation of Directors and Executive Officers, page 107

3. Update your executive compensation disclosure for your most recently completed fiscal year ended March 31, 2025. Refer to Item 6.B of Form 20-F. Index to Financial Statements, page F-1

4. As the audited financial statements included in this registration statement are more than 12 months old, please update your financial information, or if applicable, file a representation as an exhibit that you are not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to
       Item 8.A.4 and Instructions to Item 8.A.4 of Form 20-F.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Lawrence Venick